UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 02, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 04 January 2021
Exhibit No. 2	Publication of Pricing Supplement dated 07 January 2021
Exhibit No. 3	Block listing Interim Review dated 13 January 2021
Exhibit No. 4	Notice to Holders of Results of Adjourned Meeting dated 15 January 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 02, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Exhibit No. 1

4 January 2021

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 December 2020, Barclays PLC's issued share capital consists of 17,359,296,032 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,359,296,032) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

Publication of Pricing Supplement

The following pricing supplement (the "Pricing Supplement") is available for viewing:

Pricing Supplement in relation to Barclays PLC's issue of USD 500,000,000 Zero Coupon Callable Notes due 2051 under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9898K_1-2021-1-7.pdf

A copy of the Pricing Supplement has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Pricing Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Pricing Supplement. In accessing the Pricing Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Pricing Supplement referred to above must be read in conjunction with the base prospectus dated 25 February 2020 and the supplemental base prospectuses dated 30 April 2020, 30 July 2020 and 26 October 2020, which together constitute a base prospectus (the "Prospectus").

THE PRICING SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PRICING SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PRICING SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PRICING SUPPLEMENT AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PRICING SUPPLEMENT AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Pricing Supplement and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Pricing Supplement and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Pricing Supplement and/or the Prospectus is not addressed. Prior to relying on the information contained in the Pricing Supplement and/or the Prospectus you must ascertain from the Pricing Supplement and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Pricing Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Pricing Supplement, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Pricing Supplement, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Pricing Supplement via electronic publication.

You are reminded that the Pricing Supplement has been made available to you on the basis that you are a person into whose possession the Pricing Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Pricing Supplement to any other person.

The Pricing Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Pricing Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Pricing Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Pricing Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Pricing Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

BLOCK LISTING SIX MONTHLY RETURN

Date:  13 January 2021

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 July 2020 - 31 December 2020
Name of scheme:	SAYE Share Option Scheme	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	37,041,940	5,382,681	431,619	22,355,858
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	40,000,000	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	169,464	13,699,851	0	700,794
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	36,872,476	31,682,830	431,619	21,655,064
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170

Exhibit No. 4

FOR DISTRIBUTION ONLY OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN "U.S. PERSONS" (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED). NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN, ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF HOLDERS.

BARCLAYS PLC
(Incorporated with limited liability in England and Wales, registered number 00048839)
(the "Issuer")

NOTICE TO HOLDERS OF RESULT OF ADJOURNED MEETING

U.S.$1,500,000,000 7.875 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2022 and Every Five Years Thereafter) ISIN: XS1481041587
(the "Securities")

NOTICE IS HEREBY GIVEN to the Holders of the Securities that, at the adjourned Meeting of Holders held on 15 January 2021, the respective Extraordinary Resolution set out in the Notice of Adjourned Meetings previously notified to Holders in accordance with the terms of the relevant Trust Deed was passed but the Eligibility Condition was not satisfied. Accordingly, the modifications referred to in the respective Extraordinary Resolution will not be implemented. Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given in the Consent Solicitation Memorandum dated 23 November 2020 (the "Consent Solicitation Memorandum").

For further information Holders should contact Lucid Issuer Services Limited (Attention: Arlind Bytyqi, Telephone: +44 20 7704 0880, Email: barclays@lucid-is.com)

This Notice is given by:

BARCLAYS PLC
Dated 15 January 2021

DISCLAIMER: This announcement must be read in conjunction with the Consent Solicitation Memorandum. If any Holder is in any doubt as to the action it should take or is unsure of the impact of the lack of implementation of the relevant Extraordinary Resolution, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. None of the Issuer, the Solicitation Agent, the Tabulation Agent, the Trustee, the Registrar or the Principal Paying Agent expresses any opinion about the terms of the Extraordinary Resolution.

Nothing in this announcement or the Consent Solicitation Memorandum constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to purchase or sell any security in any jurisdiction. The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law, and persons into whose possession this announcement or the Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions.